SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2019

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _________ to __________

Commission File Number 1-11299

SAVINGS PLAN OF ENTERGY CORPORATION AND SUBSIDIARIES VI
(Full title of the plan)

Issuer of Securities held pursuant to the Plan is
ENTERGY CORPORATION
639 Loyola Avenue
New Orleans, Louisiana 70113
(Address of principal executive office)

SAVINGS PLAN OF ENTERGY CORPORATION AND SUBSIDIARIES VI

Table of Contents

		Page Number

(a)	Report of Independent Registered Public Accounting Firm	2

(b)	Financial Statements:

	Statements of Net Assets Available for Benefits as of December 31, 2019 and 2018	3

	Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2019	4

	Notes to Financial Statements as of December 31, 2019 and 2018, and for the Year Ended December 31, 2019	5

(c)	Supplemental Schedule:

	Form 5500, Schedule H, Part IV, Question 4i-Schedule of Assets (Held at End of Year) as of December 31, 2019	17

Note: All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

(d)	Signature	18

(e)	Exhibit:

	Consent of Independent Registered Public Accounting Firm	19

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Plan Participants and Plan Administrator of the
Savings Plan of Entergy Corporation and Subsidiaries VI

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the Savings Plan of Entergy Corporation and Subsidiaries VI (the "Plan") as of December 31, 2019 and 2018, the related statement of changes in net assets available for benefits for the year ended December 31, 2019, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2019 and 2018, and the changes in net assets available for benefits for the year ended December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on the Plan's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Report on Supplemental Schedule

The supplemental schedule of assets (held at end of year) as of December 31, 2019 has been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental schedule is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in compliance with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, such schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ DELOITTE & TOUCHE LLP

New Orleans, Louisiana
June 25, 2020

We have served as the auditor of the Plan since 2007.

EIN 72-1229752 / PN 015
SAVINGS PLAN OF ENTERGY CORPORATION AND SUBSIDIARIES VI
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
As of December 31, 2019 and 2018

	December 31,
	2019	2018
INVESTMENTS:
Plan interest in Master Trust:
Investments at fair value	$72,266,593	$58,572,040
Fully benefit-responsive investment contracts at contract value	5,411,444	6,569,482
Total investments	77,678,037	65,141,522

RECEIVABLES:
Notes receivable from participants	515,985	635,236
Annual retirement contributions	500,838	765,298
Participant contributions	—	654,861
Total receivables	1,016,823	2,055,395

Net Assets Available for Benefits	$78,694,860	$67,196,917

See Notes to Financial Statements.

EIN 72-1229752 / PN 015
SAVINGS PLAN OF ENTERGY CORPORATION AND SUBSIDIARIES VI
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
For the Year Ended December 31, 2019

Additions to Net Assets attributed to:
Plan interest in Master Trust investment income	$14,734,893
Interest income on notes receivable from participants	29,641

Contributions:
Participant	1,944,398
Employer - net of forfeitures	1,165,037
Total contributions	3,109,435

Other credit adjustments - net	167

Total additions	17,874,136

Deductions from Net Assets attributed to:
Payments to participants or beneficiaries	6,364,986
Administrative fees	11,207
Total deductions	6,376,193

Net increase in Net Assets	11,497,943

Net Assets Available for Benefits:
Beginning of Year	67,196,917
End of Year	$78,694,860

See Notes to Financial Statements.

EIN 72-1229752 / PN 015
SAVINGS PLAN OF ENTERGY CORPORATION AND SUBSIDIARIES VI
Notes to Financial Statements
As of December 31, 2019 and 2018, and for the Year Ended December 31, 2019

Note 1.    General Description of the Plan

The Savings Plan of Entergy Corporation and Subsidiaries VI, as Amended and Restated Effective January 1, 2013, (Entergy Savings Plan VI) was established on April 11, 2007 effective with the closing date of the sale of the Palisades Nuclear Power Plant (Palisades) from Consumers Energy Company to Entergy Nuclear Palisades, LLC.

The following description of Entergy Savings Plan VI is provided for general information only. Entergy Savings Plan VI participants should refer to the Savings Plan of Entergy Corporation and Subsidiaries VI Plan Document, as well as the Summary Plan Description and Summaries of Material Modifications, for a more complete description of Entergy Savings Plan VI's provisions.

General: Entergy Savings Plan VI is a defined contribution plan of Entergy Corporation and Subsidiaries, collectively the Entergy System Companies, subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). The ERISA provisions set forth the requirements for participation, vesting of benefits, fiduciary conduct for administering and handling of assets, and disclosure of Entergy Savings Plan VI information. Entergy Savings Plan VI is also governed by the Internal Revenue Code (IRC) of 1986, as amended.

Entergy Savings Plan VI is intended to constitute two types of plans qualified under IRC Section 401(a) as follows:

•
A profit sharing plan qualified under IRC Section 401(a) and thus exempt under IRC Section 501(a), with a cash or deferred arrangement that satisfies applicable requirements for qualification and exemption under IRC Section 401(k); and

•	A stock bonus plan which constitutes an Employee Stock Ownership Plan (ESOP), as defined in IRC Section 4975(e)(7).

Entergy Savings Plan VI is administered by the Employee Benefits Committee.  The chairman of the Employee Benefits Committee, who is appointed by the Personnel Committee of the Board of Directors of Entergy Corporation, appoints members to the Employee Benefits Committee.

Plan amendments in 2019: The Entergy Savings Plan VI was amended:

•
December 19, 2018, but effective January 1, 2019, to provide that, when a leave of absence loan repayment suspension period ends, the participant shall be required to resume regular repayments (in an amount not less than the payment amount under the terms of the original loan) and must repay the outstanding balance (including interest that accrues during the leave of absence) by the latest permissible term of the loan; provided, however, that the participant may instead (i) repay the loan in substantially equal installments over the remaining term of the loan, not to exceed the latest permissible date of the loan; or in the case of a military leave of absence, not to exceed the latest date permitted under Section 72(p)(2)(B) of the Code, plus the period of military service, or (ii) make an immediate lump sum repayment to bring the loan current; and

•	Effective December 2, 2019, to:

◦	remove the suspension requirement for before-tax deferral and After-tax employee contributions after a member takes a Hardship Withdrawal;

◦	comply with the final regulations issued by the Internal Revenue Service on September 23, 2019 that amend the rules relating to hardship distributions for 401(k) plans; and

◦
add as an additional reason for a hardship distribution to assist with expenses and losses (including loss of income) incurred by the Member on account of a disaster declared by the Federal Emergency Management Agency (FEMA) under the Robert T. Stafford Disaster Relief and Emergency Assistance Act, Public Law 100-7-707, provided that the Member’s principal residence or principal place of employment at the time of the disaster was located in an area designated by FEMA for individual assistance with respect to the disaster.

EIN 72-1229752 / PN 015
SAVINGS PLAN OF ENTERGY CORPORATION AND SUBSIDIARIES VI
Notes to Financial Statements
As of December 31, 2019 and 2018, and for the Year Ended December 31, 2019

The significant provisions of Entergy Savings Plan VI, including the effect of these amendments, are described throughout this note.

Trustee: Entergy Savings Plan VI utilizes T. Rowe Price Trust Company (Trustee) as its Trustee and T. Rowe Price Retirement Plan Services, Inc. as its recordkeeper and provider of other administrative services. Entergy Savings Plan VI's investment options, which, except for the Entergy Stock Fund, the Vanguard Institutional Index Fund Plus, and Schwab Personal Choice Retirement Account, are managed by its Trustee or affiliates of its Trustee, are:

•	Entergy Stable Income Fund

•	Entergy Corporation Stock Fund

•	T. Rowe Price Blue Chip Growth Trust T6

•	T. Rowe Price Bond Trust I T1

•	T. Rowe Price Equity Income Trust C

•	T. Rowe Price International Core Equity Trust A

•	T. Rowe Price New Horizons Trust A

•	T. Rowe Price Retirement 2005 Trust C

•	T. Rowe Price Retirement 2010 Trust C

•	T. Rowe Price Retirement 2015 Trust C

•	T. Rowe Price Retirement 2020 Trust C

•	T. Rowe Price Retirement 2025 Trust C

•	T. Rowe Price Retirement 2030 Trust C

•	T. Rowe Price Retirement 2035 Trust C

•	T. Rowe Price Retirement 2040 Trust C

•	T. Rowe Price Retirement 2045 Trust C

•	T. Rowe Price Retirement 2050 Trust C

•	T. Rowe Price Retirement 2055 Trust C

•	T. Rowe Price Retirement 2060 Trust C

•	Schwab Personal Choice Retirement Account

•	Vanguard Institutional Index Fund, Institutional Plus

In addition, the Trustee manages the participant loan fund which is discussed below.

Eligibility: Entergy Savings Plan VI is available to eligible non-bargaining employees of Entergy Nuclear Operations, Inc. whose principal work location is the Palisades Nuclear Power Plant in Covert, Michigan or the Big Rock Independent Spent Fuel Storage Installation in Charlevoix County, Michigan and who transferred employment to Entergy Nuclear Operations, Inc. from Nuclear Management Company, L.L.C. or from Consumers Energy Company upon the sale of Palisades to Entergy Nuclear Palisades, L.L.C.

Contributions: Contributions to Entergy Savings Plan VI made by or on behalf of participants are deposited with the Trustee. Participants may elect to contribute, through payroll deductions, up to a total of 50% of their eligible earnings each pay period. Contributions may be made on a before-tax basis (before-tax deferral contributions), an after-tax basis, or a combination of both. Contributions are subject to certain IRC limitations. The before-tax deferral contribution dollar limit for the calendar year 2019 was $19,000 per participant. The overall annual limit for 2019 for before-tax, after-tax, and company matching contributions was the lesser of 100% of the employee’s compensation for the year or $56,000. Participants who are age 50 and over at the end of the calendar year may make catch-up deferral contributions. The dollar limit for catch-up deferral contributions for the calendar year 2019 was $6,000. Based on nondiscrimination testing provisions under Entergy Savings Plan VI, contributions made by highly compensated employees may be limited based on the average contribution rate of non-highly compensated employees.

The employing Entergy System Company will make matching contributions on participant contributions each pay period. Employer matching contributions are equal to 100% of the participant's contributions for the first 3% of eligible

EIN 72-1229752 / PN 015
SAVINGS PLAN OF ENTERGY CORPORATION AND SUBSIDIARIES VI
Notes to Financial Statements
As of December 31, 2019 and 2018, and for the Year Ended December 31, 2019

earnings, plus 50% of the participant's contributions for the next 2% of eligible earnings each pay period. Employer matching contributions shall not be made with respect to (i) catch-up deferral contributions and (ii) deferral contributions that were initially designated by the participant as catch-up deferral contributions, but are subsequently determined not to be catch-up deferral contributions.

The employing Entergy System Company also will make a discretionary annual company retirement contribution on behalf of those eligible employees who do not participate in one of the Entergy defined benefit pension plans. The amount of the annual company retirement contribution, which is equal to 5% of the employee’s base wages or salary, will be made after the end of the Plan Year and will be credited to the employee’s annual company retirement contribution account. To be eligible to receive this contribution, the employee must be employed as of the last day of the Plan Year. However, if an employee retires, becomes totally and permanently disabled, or dies during the Plan Year, a prorated annual company retirement contribution will be made on behalf of that employee for such Plan Year. The employing Entergy System Company made an annual company retirement contribution in the amount of $500,838 in January 2020 for the 2019 plan year and $765,298 in January 2019 for the 2018 plan year, which are reflected as an annual retirement contribution receivable in the Statement of Net Assets Available for Benefits as of December 31, 2019 and 2018, respectively.

Entergy Savings Plan VI provides that certain amounts that originated from an employee benefit plan qualified under Section 401(a) or 403(a) of the IRC of 1986, as amended, under an annuity contract described in Section 403(b) of the IRC, under an eligible plan described in section 457(b) of the IRC or under an individual retirement account or annuity described in Section 408(a) or 408(b) of the IRC, may be accepted under Entergy Savings Plan VI as a direct rollover or a participant rollover contribution. Entergy Savings Plan VI does not accept direct rollovers or participant rollover contributions of distributions from a Roth IRA or Roth 401(k) account.

Investments: Participant contributions, employer matching contributions, and annual company retirement contributions are invested as directed by participants in accordance with Entergy Savings Plan VI's investment options. Participant contributions, employer matching contributions, and annual company retirement contributions not directed to specific investment options by the participant are invested by the Trustee in one of the following T. Rowe Price Retirement Trusts designated as Entergy Savings Plan VI’s Qualified Default Investment Alternatives, based on the year the participant was born:

•	T. Rowe Price Retirement 2005 Trust C

•	T. Rowe Price Retirement 2010 Trust C

•	T. Rowe Price Retirement 2015 Trust C

•	T. Rowe Price Retirement 2020 Trust C

•	T. Rowe Price Retirement 2025 Trust C

•	T. Rowe Price Retirement 2030 Trust C

•	T. Rowe Price Retirement 2035 Trust C

•	T. Rowe Price Retirement 2040 Trust C

•	T. Rowe Price Retirement 2045 Trust C

•	T. Rowe Price Retirement 2050 Trust C

•	T. Rowe Price Retirement 2055 Trust C

•	T. Rowe Price Retirement 2060 Trust C

The value of investments may fluctuate with changes in market conditions. The amount of risk varies based on the fund's investment goals and composition. Participants should realize the risk associated with each investment when determining how to invest their contributions.

Participants can change the investment direction for future participant contributions, employer matching contributions, and annual company retirement contributions or reallocate the investment of the existing balance in their participant account at any time, subject to the Trustee's excessive trading guidelines.

EIN 72-1229752 / PN 015
SAVINGS PLAN OF ENTERGY CORPORATION AND SUBSIDIARIES VI
Notes to Financial Statements
As of December 31, 2019 and 2018, and for the Year Ended December 31, 2019

Participant accounts: Individual accounts are maintained for each participant of Entergy Savings Plan VI. Each participant's account is credited with the participant's contributions, company matching contributions, and any annual company retirement contributions. As of the close of each business day, participant account balances are updated to reflect account activity and investment fund values. Dividends and interest payments on investments held in the participant’s account are reinvested in the fund that generated the dividends and interest payments.

Vesting: Participants are fully vested at all times in the before-tax deferral account, after-tax account, the company match account, and the rollover contributions account. Participants become fully vested in their annual company retirement contribution account after three (3) years of vesting service with their Entergy System Company employer. Participants also will receive vesting service credit for their continuous credited service with Nuclear Management Company, L.L.C. and Consumers Energy Company immediately prior to Entergy Nuclear Palisades, L.L.C.’s purchase of Palisades. Participants also will become fully vested in their annual company retirement contribution account if they terminate employment from their Entergy System Company employer after age 65, die, or become totally and permanently disabled, or if the participant’s employment is terminated as a result of a change in control of Entergy Corporation or the participant's Entergy System Company employer.

In-service withdrawals: While employed, participants may, with certain restrictions, withdraw all or a portion of the value of their after-tax contributions and rollover contributions. Withdrawals may be subject to a 10% premature distribution tax unless the participant is age 59-1/2 or older. A participant who has attained age 59-1/2 may withdraw all or a portion of the value from all sources in Entergy Savings Plan VI in which the participant is vested. A participant may also apply for a hardship withdrawal from his before-tax deferral contributions if the participant satisfies certain financial hardship withdrawal criteria.

Loans to participants: Entergy Savings Plan VI has a loan provision whereby participants who are actively employed may borrow an amount, with a minimum of $1,000, from their eligible account up to a maximum of 50% of the balance of their account or $50,000, whichever is less. The amount borrowed is deducted from the participant's eligible account and repaid with interest based on the prime rate as published in the Wall Street Journal, plus 1%, in accordance with an established schedule. The loan must be repaid within 5 years, or 20 years if for the acquisition of the participant's primary residence. If a participant with an outstanding loan separates from service, the remaining principal balance of the loan is treated as a taxable distribution to the participant unless the amount is repaid in full within a specified period from the date of separation.

Payment of benefits: Participants become eligible to receive a single-sum distribution of the entire vested value of the participant's Entergy Savings Plan VI accounts upon termination of employment, retirement, disability, or death. There are certain provisions regarding deferral of distributions; installment distributions for terminated participants, retirees, and disabled participants; minimum account balances; and required minimum distributions.

Generally, there are tax consequences associated with receiving a distribution from Entergy Savings Plan VI, unless the taxable portion is rolled over to an Individual Retirement Account, another retirement plan account, or eligible plan which qualifies under Sections 401(a), 403(a), 403(b), 408(a), 408(b), or 457(b) of the IRC. Additionally, a 10% penalty tax for early withdrawal applies, unless the distribution is received after age 59-1/2 or the participant satisfies one of certain other exemptions of the IRC to such tax.

Inactive accounts: Terminated participants and beneficiaries with an account balance greater than $1,000 (including rollovers) are allowed, under the provisions of Entergy Savings Plan VI, to defer receipt of their vested account balance until distributions are required to begin under the provisions of Section 401(a)(9) of the IRC. In addition, Entergy Savings Plan VI includes provisions for terminated participants and beneficiaries to elect to receive benefits in the form of installment payments. The cumulative amount to be distributed to such participants was $6,789,145 as of December 31, 2019 and $7,155,372 as of December 31, 2018.

EIN 72-1229752 / PN 015
SAVINGS PLAN OF ENTERGY CORPORATION AND SUBSIDIARIES VI
Notes to Financial Statements
As of December 31, 2019 and 2018, and for the Year Ended December 31, 2019

Forfeiture accounts: Company matching contributions which matched a distributed excess deferral contribution shall be forfeited and credited to Entergy Savings Plan VI's forfeiture account. A participant's unvested annual company retirement contribution account shall be forfeited if the participant terminates employment with his or her Entergy System Company employer and does not become reemployed by an Entergy System Company employer before incurring a five year break in service. Forfeitures may, at the election of the Employee Benefits Committee, be applied toward plan administration expenses or applied to reduce employer matching contributions or annual company retirement contributions. The forfeiture account held no funds as of December 31, 2019 and December 31, 2018, respectively. There were no administrative expenses paid out of the forfeiture account during 2019 or 2018.

Note 2.    Summary of Significant Accounting Policies

Basis of presentation: The accompanying financial statements have been prepared on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (GAAP).

Use of estimates in the preparation of financial statements: The preparation of Entergy Savings Plan VI's financial statements, in conformity with GAAP, requires management to make estimates and assumptions that affect reported amounts in the Statement of Net Assets Available for Benefits and the Statement of Changes in Net Assets Available for Benefits, such as those regarding fair value. Adjustments to the reported amounts may be necessary in the future to the extent that future estimates or actual results are different from the estimates used in the financial statements.

Master Trust: Entergy Savings Plan VI's investments are held in a bank-administered trust (Master Trust) established by Entergy Corporation and maintained by the Trustee. Entergy Savings Plan VI maintains a divided beneficial interest in each of the investment accounts of the Master Trust. Use of the Master Trust permits the commingling of the trust assets of the savings plans of Entergy Corporation and its subsidiaries for investment and administrative purposes.

Investment valuation: Cash and cash equivalents are valued at cost plus accrued interest which approximates fair value. Common stock and U.S. Treasury fixed income securities are stated at fair value as determined by quoted market prices on the valuation date. Shares of mutual funds are stated at fair value based on quoted market prices, which represent the net asset value of shares held by the Master Trust at year end. Common trust funds are stated at fair value based on a net asset value per share as a practical expedient, as determined by the issuer of the trust fund based on the fair value of the underlying investments. Fixed income debt securities (corporate, government, and securitized) are stated at fair value based on inputs such as benchmark yield, reported trades, broker/dealer quotes, and issuer spreads.

The Master Trust holds investments in fully benefit-responsive investment contracts, which may include guaranteed investment contracts (GICs), synthetic investment contracts (SICs), and separate account contracts (SACs), as part of the Entergy Stable Income Fund (Note 4). GICs, SICs, and SACs are reported at contract value and are presented in the investments of the Master Trust table at contract value, the value at which participants may ordinarily transact (Note 5).

Notes receivable from participants: Notes receivable from participants are valued at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded on the accrual basis.

General administrative expenses: General administrative expenses are paid from an expense pay account, which is funded by deductions from participants’ accounts. To the extent general administrative expenses are not paid from the expense pay account or the Plan’s forfeiture account, they are paid by the participating Entergy System Companies and are not recorded in the financial statements.

Risks and uncertainties: Entergy Savings Plan VI utilized various investment instruments, including common stock, mutual funds, common trust funds, and investment contracts.  Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility.  Due to the level of risk associated with certain investment

EIN 72-1229752 / PN 015
SAVINGS PLAN OF ENTERGY CORPORATION AND SUBSIDIARIES VI
Notes to Financial Statements
As of December 31, 2019 and 2018, and for the Year Ended December 31, 2019

securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and those changes could materially affect the amounts reported in the financial statements. There are no reserves against the contract values of the GICs, SICs, or SACs for credit risk of the contract issuers or otherwise. Investment objectives and guidelines addressing investment diversification, quality, maturity, and performance standards prescribed to mitigate the potential credit risk have been established for Entergy Savings Plan VI.

Payment of benefits: Benefits payable for terminations and withdrawals are recorded when paid. This accounting method differs from that required in the Internal Revenue Service and Department of Labor Form 5500 (Form 5500), which requires benefits payable to be accrued and charged to net assets in the period the liability arises. As of December 31, 2019 and 2018, there were no benefits payable for either year.

Income recognition: The difference in fair value of the assets in the Master Trust from one period to the next is recognized and included in investment income in the accompanying Statement of Changes in Net Assets Available for Benefits. The investment income also includes realized gains and losses.

Purchases and sales of securities within the Master Trust are accounted for on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Management fees and operating expenses charged to investment options available under Entergy Savings Plan VI are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.

Note 3.    Fair Value Measurements

Accounting standards establish a fair value hierarchy that prioritizes the inputs used to measure fair value.  The hierarchy establishes the highest priority for unadjusted market quotes in an active market for the identical asset or liability and the lowest priority for unobservable inputs.

The Master Trust classifies its investments as follows:

•
Level 1 - Level 1 inputs are unadjusted quoted prices for identical assets or liabilities in active markets that the plan has the ability to access at the measurement date. Active markets are those in which transactions for the asset or liability occur in sufficient frequency and volume to provide pricing information on an ongoing basis.

•
Level 2 - Level 2 inputs are inputs other than quoted prices included in Level 1 that are, either directly or indirectly, observable for the asset or liability at the measurement date. Assets are valued based on prices derived by an independent party that uses inputs such as benchmark yields, reported trades, broker/dealer quotes, and issuer spreads. Prices are reviewed and can be challenged with the independent parties and/or overridden by Entergy Corporation if it is believed such would be more reflective of fair value. Level 2 inputs include the following:

•	quoted prices for similar assets or liabilities in active markets;

•	quoted prices for identical or similar assets or liabilities in inactive markets;

•	inputs other than quoted prices that are observable for the asset or liability; or

•	inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If an asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

•	Level 3 - Level 3 refers to securities valued based on significant unobservable inputs.

EIN 72-1229752 / PN 015
SAVINGS PLAN OF ENTERGY CORPORATION AND SUBSIDIARIES VI
Notes to Financial Statements
As of December 31, 2019 and 2018, and for the Year Ended December 31, 2019

Assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The following table sets forth by level within the fair value hierarchy a summary of the Master Trust's investments measured at fair value on a recurring basis at December 31, 2019.

	Level 1	Level 2	Level 3	Total

Cash and cash equivalents	$22,631,299	$—	$—	$22,631,299
Common stock	524,758,511	—	—	524,758,511
Mutual funds	349,904,587	—	—	349,904,587
Common trust funds (a)				2,733,939,035
Brokerage accounts:
Mutual funds	43,647,982	—	—	43,647,982
Total	$940,942,379	$—	$—	$3,674,881,414

For the year ended December 31, 2019, there were no transfers in or out of Levels 1, 2, or 3.

The following table sets forth by level within the fair value hierarchy a summary of the Master Trust's investments measured at fair value on a recurring basis at December 31, 2018.

	Level 1	Level 2	Level 3	Total

Cash and cash equivalents	$24,719,853	$—	$—	$24,719,853
Common stock	433,831,602	—	—	433,831,602
Mutual funds	288,117,531	—	—	288,117,531
Common trust funds (a)				2,282,424,001
Brokerage accounts:
Mutual funds	38,032,246	—	—	38,032,246
Total	$784,701,232	$—	$—	$3,067,125,233

For the year ended December 31, 2018, there were no transfers in or out of Levels 1, 2, or 3.

(a)
Common trust funds are not publicly quoted and are valued using net asset value as a practical expedient. Accordingly, these funds are not assigned a level in the fair value hierarchy tables above. The issuer of these funds allows daily trading at the net asset value and trades settle at a later date.

EIN 72-1229752 / PN 015
SAVINGS PLAN OF ENTERGY CORPORATION AND SUBSIDIARIES VI
Notes to Financial Statements
As of December 31, 2019 and 2018, and for the Year Ended December 31, 2019

Note 4.     Investment Contracts With Insurance Companies

The Entergy Stable Income Fund of the Master Trust may invest in a diversified portfolio of GICs, SICs, and SACs issued by insurance companies and other financial institutions. All investment contracts held by the Master Trust are effected directly between the Master Trust and the issuer of the contract and are non-transferable. In the case of the SICs, the Trustee is also a party to the contract. The issuer of the GICs accepts a deposit from the trust on behalf of the plan and purchases investments, which are held by the issuer. The issuer is contractually obligated to repay principal and interest at the stated coupon rate to the trust and guarantees liquidity at contract value prior to maturity for permitted participant-initiated withdrawals from the trust. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. SICs are similar to GICs except that the underlying assets of a SIC are placed in a trust with ownership by the Master Trust and a financially responsible third party issues a wrapper contract. The issuer of the wrapper contract provides for unscheduled withdrawals from the contract at contract value, regardless of the value of the underlying assets, in order to fund routine permitted participant-initiated withdrawals. SICs provide for a variable crediting rate, which typically resets at least quarterly, and the issuer of the wrapper contract provides assurance that future adjustments to the crediting rate cannot result in a crediting rate less than zero. In most synthetic structures, realized and unrealized gains and losses on the underlying investments typically are not reflected immediately in the net assets of the trust, but rather are amortized either over the time to maturity or the duration of the underlying investments, through adjustments to the future interest crediting rate. The degree of any increase or decrease in the crediting rate will depend in part on the amount of the contract/market value difference as well as the duration and yield of the trust’s portfolio. The crediting rate may also be affected by increases and decreases in the amount of assets underlying a wrapper contract resulting from participant-initiated unitholder contributions to and withdrawals from the trust. SACs share certain attributes of both traditional and synthetic investment contracts. The issuer of the SACs guarantee liquidity at contract value for permitted participant-initiated withdrawals from the trust and provides for a variable crediting rate, not less than zero, based on performance of an underlying portfolio of investments. The issuer accepts a deposit of cash and/or securities from the trust to create the underlying fixed income portfolio. The underlying portfolio holdings are owned by the issuer, but are required to be segregated in a separate account and are designed to be protected from the claims of the issuer’s general creditors in the event of issuer insolvency.

The existence of certain conditions can limit the Master Trust's ability to transact at contract value with the issuers of its investment contracts. Specifically, any event outside the normal operation of the plan which causes a withdrawal from an investment contract may result in a negative market value adjustment with respect to such withdrawal. Such events include, but are not limited to, partial or complete legal termination of the plan, tax disqualification, certain plan amendments if issuers' consent is not obtained, improper communication to participants, group terminations, group layoffs, early retirement programs, mergers, sales, spin-offs, and bankruptcy. In addition, the issuers of the investment contracts have certain rights to terminate a contract and settle at an amount which differs from contract value, including, but not limited to, breaches by the plan or the investment manager of their obligations, representations, or warranties under the terms of the contract. Trustee management and the Employee Benefits Committee are not aware of the occurrence of any event outside the normal operation of the plan which is probable to cause a withdrawal from an investment contract at less than contract value.

Note 5.    Interest in Master Trust

Use of the Master Trust permits the commingling of the trust assets of the savings plans of Entergy Corporation and its subsidiaries for investment and administrative purposes. Although assets are commingled in the Master Trust, the Trustee maintains supporting records for the purpose of recording the equity in net earnings (losses) and the administrative expenses of the investment accounts to the participating plans as well as to individual participant accounts. Equity in an investment account's net earnings is comprised of interest and dividends and realized and unrealized investment gains and losses. The interest and dividends and the net depreciation or appreciation in the fair value of investments are allocated to the individual accounts on a daily basis based upon the individual accounts’ equitable share of the various investment funds that comprise the Master Trust. The total interest of Entergy Savings Plan VI is determined as the sum of the individual account balances of Entergy Savings Plan VI.

EIN 72-1229752 / PN 015
SAVINGS PLAN OF ENTERGY CORPORATION AND SUBSIDIARIES VI
Notes to Financial Statements
As of December 31, 2019 and 2018, and for the Year Ended December 31, 2019

In February 2017 the FASB issued ASU No. 2017-06, “Plan Accounting: Defined Contribution Pension Plans (Topic 962): Employee Benefit Plan Master Trust Reporting.” The ASU seeks to clarify presentation and disclosure requirements for employee benefit plans that hold interests in a master trust. The ASU requires a plan’s interest in master trust and any change in that interest to be presented in separate line items in the statement of net assets available for benefits and in the statement of changes in net assets available for benefits, respectively. The ASU also removes the requirement to disclose the percentage interest in master trust for plans with divided interests and requires that all plans disclose the dollar amount of their respective interest in each type of investment, which supplements the existing requirement to disclose the master trust balances in each type of investment. The ASU requires all plans to disclose the master trust’s other assets and liability balances and the dollar amount of the plan’s interest in each of those balances. The Entergy Savings Plan VI adopted ASU No. 2017-06 as of December 31, 2019, as permitted, and applied the provisions of ASU No. 2017-06 retrospectively, as required.

The Master Trust investments and the Entergy Savings Plan VI's interest in the net assets of the Master Trust investments as of December 31, 2019 are as follows:

	Master Trust Balances	Entergy Savings Plan VI's interest in Master Trust Balances

Investments at fair value
Cash and cash equivalents	$22,631,299	$295,507
Common stock*	524,758,511	771,866
Mutual funds	349,904,587	7,072,276
Common trust funds	2,733,939,035	63,223,175
Brokerage accounts	43,647,982	903,769
Total investments at fair value	3,674,881,414	72,266,593

Fully benefit- responsive investment contracts at contract value	414,223,744	5,411,444

Total investments	$4,089,105,158	$77,678,037

EIN 72-1229752 / PN 015
SAVINGS PLAN OF ENTERGY CORPORATION AND SUBSIDIARIES VI
Notes to Financial Statements
As of December 31, 2019 and 2018, and for the Year Ended December 31, 2019

The Master Trust investments and the Entergy Savings Plan VI's interest in the net assets of the Master Trust investments as of December 31, 2018 are as follows:

	Master Trust Balances	Entergy Savings Plan VI's interest in Master Trust Balances

Investments at fair value
Cash and cash equivalents	$24,719,853	$351,376
Common stock*	433,831,602	714,976
Mutual funds	288,117,531	4,801,869
Common trust funds	2,282,424,001	52,925,742
Brokerage accounts	38,032,246	237,707
Total investments at fair value	3,067,125,233	59,031,670

Fully benefit- responsive investment contracts at contract value	424,321,714	6,109,852

Total investments	$3,491,446,947	$65,141,522

*The common stock consists entirely of Entergy Corporation common stock.

Investment income in the Master Trust for the year ended December 31, 2019 is summarized as follows:

Investment income:
Dividend	$10,051,284
Net realized and unrealized appreciation of investments	856,318,487
Total investment income	$866,369,771

Note 6.    Tax Status

The Internal Revenue Service has determined that Entergy Savings Plan VI is in compliance with the applicable requirements of the IRC of 1986 as amended. The most recent favorable determination letter relating to Entergy Savings Plan VI (as amended and restated effective January 1, 2013) is dated May 6, 2015. Entergy Corporation, as Plan Sponsor, believes that subsequent amendments to Entergy Savings Plan VI are in compliance with the requirements of the IRC and that Entergy Savings Plan VI is currently designed and operated in compliance with the applicable requirements of the IRC, and the Plan and related Master Trust continue to be tax-exempt. Accordingly, no provisions for federal income taxes have been made in the accompanying financial statements.

Entergy Savings Plan VI’s administrator (the Plan Administrator) believes that, to the best of its knowledge, Entergy Savings Plan VI has not taken any uncertain tax positions that are not “more likely than not” sustainable upon examination by the IRS. The Plan Administrator believes that Entergy Savings Plan VI is no longer subject to IRS examinations for years prior to 2016, except for qualification issues.

EIN 72-1229752 / PN 015
SAVINGS PLAN OF ENTERGY CORPORATION AND SUBSIDIARIES VI
Notes to Financial Statements
As of December 31, 2019 and 2018, and for the Year Ended December 31, 2019

Note 7.    Entergy Savings Plan VI Termination

Although they have not expressed any intent to do so, the participating employers have the right under Entergy Savings Plan VI to discontinue their contributions at any time and the Entergy Corporation Board of Directors (the Board) or the Personnel Committee of the Board has the right to terminate Entergy Savings Plan VI subject to the provisions of ERISA. In the event that Entergy Savings Plan VI is terminated, subject to conditions set forth in ERISA, Entergy Savings Plan VI provides that all participants will be fully vested and the net assets of Entergy Savings Plan VI will be distributed to participants in proportion to their respective vested interests in such net assets at that date.

Note 8.    Related Party Transactions

Certain of the Master Trust investments are shares in funds managed by the Trustee and, therefore, these investments and investment transactions qualify as exempt party-in-interest transactions.

As the Master Trust holds common stock of Entergy Corporation as an investment, these investments and investment transactions also qualify as exempt party-in-interest transactions. The year-end market price of Entergy Corporation common stock was $119.80 per share at December 31, 2019 and $86.07 per share at December 31, 2018. See Note 5 to the financial statements for further discussion of Entergy Savings Plan VI’s interest in the Master Trust including dividend income.

Note 9.    Reconciliation to Form 5500

In accordance with the accounting guidance on reporting of fully benefit-responsive investment contracts explained above in Note 2, the Statement of Net Assets Available for Benefits as of December 31, 2019 and 2018 presents Entergy Savings Plan VI's interest in the Master Trust at contract value for fully benefit-responsive investment contracts. Entergy Savings Plan VI's Form 5500 Schedule H reports the fair value for fully benefit-responsive investment contracts. The adjustment for the difference in the contract value and the fair value for such contracts is reflected in the table below.

The following reconciles the net assets available for benefits, per the financial statements to the net assets per Entergy Savings Plan VI's Form 5500 as of December 31, 2019 and 2018:

	Net Assets Available for Benefits
	2019	2018

Net assets available for benefits, per the financial statements	$78,694,860	$67,196,917
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	79,541	(110,855)
Total assets per Form 5500, at fair value	$78,774,401	$67,086,062

EIN 72-1229752 / PN 015
SAVINGS PLAN OF ENTERGY CORPORATION AND SUBSIDIARIES VI
Notes to Financial Statements
As of December 31, 2019 and 2018, and for the Year Ended December 31, 2019

The following reconciles the increase in net assets on the Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2019 to the net income on Entergy Savings Plan VI's Form 5500 for the year ended December 31, 2019:

Increase in net assets per the financial statements	$11,497,943
Reverse: Prior year adjustment from contract value to fair value for fully benefit-responsive	110,855
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	79,541
Net income per Form 5500	$11,688,339

Note 10. New Accounting Pronouncements

The Entergy Savings Plan VI adopted ASU No. 2017-06 as of December 31, 2019, as permitted, and applied the provisions of ASU No. 2017-06 retrospectively, as required. See Note 5 to the financial statements herein for further discussion of the the effects of the implementation of ASU No. 2017-06.

In August 2018 the FASB issued ASU No. 2018-13, "Fair Value Measurement (Topic 820) – Disclosure Framework – Changes to the Disclosure Requirements for Fair Value Measurement." The ASU amends certain disclosure requirements of ASC 820. The ASU removes the requirement to disclose the amount of and reasons for transfers between level 1 and level 2 of the fair value hierarchy as well as the policy for timing of transfers between levels. The ASU also modifies the disclosure for investments in certain entities that calculate net asset value as a practical expedient to disclose the timing of liquidation of an investee’s assets and the date when restrictions from redemption might lapse only if the investee has communicated the timing to the Entergy Savings Plan VI or announced the timing publicly. The ASU clarifies the measurement uncertainty disclosure to communicate information about the uncertainty in measurement as of the reporting date. ASU No. 2018-13 is effective for 2020 plan year-end reporting. The Entergy Savings Plan VI does not expect ASU No. 2018-13 to affect materially its financial statement disclosures.

Note 11. Subsequent Events

Subsequent to December 31, 2019, the outbreak of COVID-19 impacted financial markets and the global economy. The outbreak of COVID-19 is still ongoing and the magnitude of impact in the financial markets is highly uncertain and cannot be predicted. The effect of the impact of COVID-19 has not been reflected in these financial statements, and the degree and duration of the financial impact of COVID-19 on the Entergy Savings Plan VI cannot be reasonably estimated at this time.

The Entergy Savings Plan VI operationally has adopted certain 401(k) participant loan and withdrawal provisions of the Coronavirus Aid, Relief, and Economic Security Act (“CARES Act”) that are effective for portions of the 2020 Plan Year in order to provide relief to Participants affected by COVID-19. To comply with the CARES Act, the Entergy Savings Plan VI will be amended on or before December 31, 2022, or such later date as the Secretary of the Treasury may prescribe, to reflect the changes made to the Entergy Savings Plan VI.

The Entergy Savings Plan VI operationally has adopted certain required minimum distribution provisions of the Setting Every Community Up for Retirement Enhancement Act (“SECURE Act”) that are effective beginning with the 2020 Plan Year, including not requiring minimum distributions until age 72. To comply with the SECURE Act, the Entergy Savings Plan VI will be amended on or before December 31, 2022, or such later date as the Secretary of the Treasury may prescribe, to reflect the changes made to the Entergy Savings Plan VI.

Attachment to 2019 Form 5500, Schedule H, Question 4i

E.I.N. 72-1229752 / PN 015
SAVINGS PLAN OF ENTERGY CORPORATION AND SUBSIDIARIES VI
Schedule of Assets (Held at End of Year)
As of December 31, 2019
Plan Sponsor: Entergy Corporation

	Interest	Maturity		Current
Description	Rate	Date	Cost	Value

Loans to participants*
(Bearing interest rates of prime +1% with terms of up to 20 years)	4.25% - 6.50%	01/17/2020 - 07/31/2037	N/A	$515,985

*Party-in-interest

SIGNATURE

Entergy Savings Plan VI. Pursuant to the requirements of the Securities and Exchange Act of 1934, the Employee Benefits Committee has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

SAVINGS PLAN OF ENTERGY CORPORATION AND SUBSIDIARIES VI

By: /s/ Kimberly A. Fontan
Kimberly A. Fontan Senior Vice President and Chief Accounting Officer of Entergy Corporation

Dated: June 25, 2020

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement No. 333-227150 of Entergy Corporation on Form S-8 of our report dated June 25, 2020, relating to the financial statements and supplemental schedule of the Savings Plan of Entergy Corporation and Subsidiaries VI, appearing in this Annual Report on Form 11-K of the Savings Plan of Entergy Corporation and Subsidiaries VI for the year ended December 31, 2019.

/s/ DELOITTE & TOUCHE LLP

New Orleans, Louisiana
June 25, 2020